SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)*

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

D.C. Sauter, General Counsel

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,709.53
	8	SHARED VOTING POWER 2,604,524.68
	9	SOLE DISPOSITIVE POWER 91,709.53
	10	SHARED DISPOSITIVE POWER 2,604,524.68
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,696,234.2036
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.51%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,738
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,738
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 348,601
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 348,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.36%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,096,907.5770
	8	SHARED VOTING POWER 31,403
	9	SOLE DISPOSITIVE POWER 2,096,907.5770
	10	SHARED DISPOSITIVE POWER 31,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,128,310.5770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D/A

This Amendment No. 14 (this “Amendment”) is being filed on behalf of James D. Dondero, NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“HCMFA”), and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on March 26, 2015, as subsequently amended on April 14, 2015, as subsequently amended on April 23, 2015, as subsequently amended on April 28, 2015, as subsequently amended on September 2, 2015, as subsequently amended on October 19, 2015, as subsequently amended on July 22, 2016, as subsequently amended on October 27, 2016, as subsequently amended on April 17, 2017, as subsequently amended on March 27, 2018, as subsequently amended on July 26, 2018, as subsequently amended on November 20, 2018, as subsequently amended on March 23, 2020 and as subsequently amended on March 30, 2020. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows.

Item 5. Interest in Securities of the Issuer.

(a) As of July 13, 2022, (i) James D. Dondero may be deemed to beneficially own 2,696,234.2036 shares of Common Stock, par value $0.01 per share (“Common Stock”), which represents approximately 10.51% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 146,738.00 shares of Common Stock, which represents approximately 0.57% of the outstanding Common Stock, (iii) HCMFA may be deemed to beneficially own 348,601.00 shares of Common Stock, which represents approximately 1.36% of the outstanding Common Stock and (iv) Nancy Marie Dondero, in her capacity of trustee of a trust and through direct ownership in a shared account, may be deemed to beneficially own 2,159,713.5770 shares of Common Stock, which represents approximately 8.3% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of 2,096,907.5770 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero (1)	91,709.53	2,604,524.68	91,709.53	2,604,524.68
NexPoint Advisors, L.P. (2)	0	146,738.00	0	146,738.00
Highland Capital Management Fund Advisors, L.P. (3)	0	348,601.00	0	348,601.00
Nancy Marie Dondero (4)	2,096,907.5770	31,403.00	2,096,907.5770	31,403.00

(1)

These shares are held by Mr. Dondero both directly and indirectly through NexPoint Advisors and HCMFA (as described in footnotes (2)-(3) below), accounts advised by other affiliated investment advisors, an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero is also the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA. Mr. Dondero disclaims beneficial ownership of such shares.

(2)

These shares are held by NexPoint Advisors indirectly through advised accounts. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.

(3)

These shares are held by HCMFA indirectly through advised accounts. Mr. Dondero is the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA.

(4)

Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a) and through direct ownership in a shared account. As of July 13, 2022, the trust has pledged 628,183 shares as collateral in connection with a credit agreement and a revolving line of credit promissory note with CrossFirst Bank and an additional 1,121,033 shares are pledged as collateral to Raymond James Bank, N.A. Ms. Dondero is the sister of Mr. Dondero and disclaims beneficial ownership of such shares.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons other than shares of Common Stock acquired pursuant to a dividend reinvestment plan (“DRIP”). Except as otherwise noted, the transactions in the Common Stock were effected in the open market. In the sixty (60) days preceding the date hereof, the Reporting Persons acquired an aggregate of 350.66 shares of Common Stock pursuant to a DRIP at various prices. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Stock in the sixty (60) days preceding the date hereof.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2022

/s/ James D. Dondero
James D. Dondero

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	Sole Member

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	Sole Member

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 12, 2022, other than shares of Common Stock acquired pursuant to a DRIP, which are described in Item 5(c).

Date	Effected By	Nature of Transaction	Amount	Price
6/16/22	Nancy Marie Dondero (1)	Open Market Purchase	17,050	$59.01

(1) The transactions reported herein were effected by the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee.